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                              January 10, 2024

       Armin Afzalipour
       Co-President
       MCI Income Fund VII, LLC
       2101 Cedar Springs, Suite 700
       Dallas, Texas 75201

                                                        Re: MCI Income Fund
VII, LLC
                                                            Amendment No. 5 to
                                                            Offering Statement
on Form 1-A
                                                            Filed December 14,
2023
                                                            File No. 024-12073

       Dear Armin Afzalipour:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 5 to Offering Statement on Form 1-A filed December 14,
2023

       Interim Financial Statements, page F-2

   1. Please revise your interim financial statements to label them as unaudited. Refer to Part
                                                        F/S(b)(2) of Form 1-A.
   2. Please revise your interim financial statements to include a balance sheet as of the end of the preceding fiscal
year, and statements of comprehensive income and statements of cash flows for the
comparable period of the preceding fiscal year. Refer to Rule 8-03 of
                                                        Regulation S-X.
       Independent Auditors' Report, page F-5

   3. Please amend your filing to include an audit report from your independent accountant that complies with the
requirements of Article 2 of Regulation S-X. Refer to Part F/S(c)(1)(iii)
                                                        of Form 1-A.
 Armin Afzalipour
MCI Income Fund VII, LLC
January 10, 2024
Page 2
Independent Auditors' Report, page F-13

4. We note that you have provided updated audited financial statements of MCI
      Development 1, LLC within this amendment, but the audit report date has not changed.
      Please have your independent accountant revise their audit report to reflect the date the report was issued, and please revise your filing to include a consent from your independent accountant with regards to your use of their report on the financial statements of MCI Development 1, LLC. Refer to Item 17(11) of Form 1-A.
       Please contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,
FirstName LastNameArmin Afzalipour
                                                           Division of
Corporation Finance
Comapany NameMCI Income Fund VII, LLC
                                                           Office of Real
Estate & Construction
January 10, 2024 Page 2
cc:       Robert R. Kaplan, Jr.
FirstName LastName